UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CinCor Pharma, Inc.

(Name of Subject Company)

CinCor Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number of Class of Securities)

Marc de Garidel

Chief Executive Officer

CinCor Pharma, Inc.

230 Third Avenue

Waltham, MA 02451

(844) 531-1834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan

Rowook Park

Divakar Gupta

Sarah Sellers

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CinCor Pharma, Inc., a Delaware corporation (the “Company” or “CinCor”), with the Securities and Exchange Commission on January 23, 2023, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on January 23, 2023 by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of AstraZeneca (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser to acquire all of the outstanding shares of common stock of CinCor, $0.00001 par value per share (the “Shares”) in exchange for (i) $26.00 per Share in cash, plus (ii) one contingent value right per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement in the form attached as Exhibit E to the Merger Agreement, in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Following the announcement of the Merger and as of the filing of this amendment, various demands were received by CinCor, and five lawsuits were filed by purported stockholders of CinCor (captioned O’Dell v. CinCor Pharma, Inc., et al., No. 1:23-cv-00556 (S.D.N.Y., filed Jan. 23, 2023); Johnson v. CinCor Pharma, Inc., et al., No. 1:23-cv-00646 (S.D.N.Y., filed Jan. 25, 2023); Kent v. CinCor Pharma, Inc. et al., No. 1:23-cv-00095-UNA (D. Del., filed Jan. 26, 2023); Lawrence v. CinCor Pharma, Inc., et al., No. 1:23-cv-00740 (S.D.N.Y., filed Jan. 27, 2023), Cataldi v. CinCor Pharma, Inc., et al., No. 1:23-cv-01013 (S.D.N.Y., filed Feb. 7, 2023)), challenging the disclosures in the Schedule 14D-9 and the Merger. The complaints and demands assert claims against CinCor and its Board of Directors.

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, CinCor determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to the claims in the demands and complaints with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, CinCor specifically denies all allegations in the demands and complaints described above that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the bold text to the below paragraph under section (i) titled “—Background of Offer and Merger” in the sixth full paragraph on page 18 as follows:

“Later that day, CinCor received an unsolicited non-binding, written proposal from AstraZeneca to acquire CinCor for $54.00 per Share in cash (the “August 24 Proposal”), representing an equity value of approximately $2.63 billion and a 53% premium to CinCor’s closing price on August 23, 2022, which proposal was conditioned upon completion of AstraZeneca’s due diligence review. The proposal also included, among other things, a condition that the CinCor Contract be amended as previously discussed between the parties. No request for exclusivity was made in the August 24 Proposal. The proposal did not include any terms regarding employee retention or other compensation related agreements for CinCor’s officers and directors and no list of key employees was identified at this time.”

2. By adding the bold text to the below paragraph under section (i) titled “—Background of Offer and Merger” to the last paragraph on page 19 as follows:

“On September 5, 2022, CinCor received a revised non-binding, written proposal from AstraZeneca to acquire CinCor for $60.00 per share in cash (the “September 5 Proposal”), representing an equity value of approximately $2.9 billion and an 88% premium to CinCor’s closing price on September 2, 2022, which proposal was conditioned upon completion of due diligence and further indicated that AstraZeneca was no longer seeking to condition the transaction on an amendment of the CinCor Contract, but would expect CinCor to undertake best efforts to secure a binding commitment by the counterparty to the CinCor Contract to enter into an amendment with CinCor containing certain specified terms upon closing of the transaction between CinCor and AstraZeneca. The September 5 Proposal was accompanied by a draft exclusivity agreement for an initial period of 14 days upon access to a virtual data room. The proposal did not include any terms regarding employee retention or other compensation related agreements for CinCor’s officers and directors and no list of key employees was identified at this time.”

3. By adding the bold text to the below paragraph under section (i) titled “—Background of Offer and Merger” in the second to last paragraph on page 24 as follows:

“On December 20, 2022, AstraZeneca submitted an updated non-binding, written proposal to acquire CinCor for an upfront cash consideration of $26.00 per Share and a CVR per Share of up to $6.00 in cash (the “December 20 CVR Proposal”), which, if the CVR payment were to be made, represented an equity value of approximately $1.5 billion and a 198% premium to CinCor’s closing price on December 19, 2022. The CVR payout term was conditioned upon achievement of a regulatory filing with the FDA with certain defined trial results. The December 20 CVR Proposal reiterated that given the setback in the HALO trial and the significant investment to be made by AstraZeneca in the pivotal trials, AstraZeneca would not be able to meet CinCor’s request for upfront cash consideration of $30.00 per Share. The proposal also confirmed that the offer remained subject to the conditions set forth in the December 14 CVR Proposal. No terms of retention agreements or list of key employees were identified or agreed to at this time.”

4. By deleting the struck through text and adding the bold text to the below paragraph under section (iii) titled “—Certain Financial Projections” in the first paragraph on page 34 as follows:

“However, in connection with the Board’s review of potential strategic alternatives, CinCor senior management, at the direction of the Board, prepared unaudited financial projections (the “Projections”). Prior to the release of the HALO trial results, CinCor senior management prepared draft Projections for 2022 through 2041 based on the best currently available estimates and good faith judgments of senior management at that time to assist the Board’s strategic review and evaluation of CinCor’s intrinsic value as a standalone company (the “Pre-HALO Projections”). After the announcement of the HALO trial results, at the direction of the Board, CinCor senior management revised the Projections to include updated assumptions based on the best currently available estimates and good faith judgments of senior management post-HALO trial, as summarized below (the “Management Projections”). Compared to the Pre-HALO Projections, the Management Projections removed the Projections for 2022 and reflected, among other adjustments, CinCor senior management’s (i) downward adjustments related to probability of success following the results of the HALO trial, (ii) downward adjustments related to assumed upfront payments from potential ex-U.S. third party partners, ~~and~~ (iii) adjustments related to product launch timing, and (iv) adjustments related to assumed tax rate. On January 6, 2023, CinCor senior management provided the Management Projections to the Board and to Centerview and, consistent with the view of CinCor senior management that the Management Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of CinCor on a risk adjusted basis, the Board approved the Management Projections on January 6, 2023 and directed Centerview to use the Management Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.”

5. By removing the table in section (iii) titled “—Certain Financial Projections” on pages 35-36 in its entirety and replacing it with the following:

Management Projections

(dollars in millions)

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
Non Risk-Adjusted Non-GAAP Total Net Revenue	—	$100	—	—	$208	$623	$972	$1,396	$1,841	$1,928	$2,013	$2,097	$2,167	$2,239	$2,298	$997	$499	$255	$133
Risk-Adjusted Non-GAAP Total Net Revenue(1)	—	$50	—	—	$126	$359	$570	$827	$1,096	$1,142	$1,185	$1,228	$1,268	$1,310	$1,350	$617	$309	$157	$81
Non-GAAP Operating Income(2)	($149)	($53)	($101)	($164)	($111)	$41	$205	$379	$641	$671	$700	$725	$750	$779	$805	$515	$259	$128	$63
Tax Expense(3)	—	—	—	—	—	($12)	($57)	($106)	($179)	($188)	($196)	($203)	($210)	($218)	($225)	($144)	($72)	($36)	($18)
Depreciation and Amortization	$1	$2	$5	$8	$4	$4	$4	$4	$5	$5	$5	$5	$5	$6	$6	$3	$2	$1	$0
Capital Expenditures	($1)	($2)	($5)	($8)	($4)	($4)	($4)	($4)	($5)	($5)	($5)	($5)	($5)	($6)	($6)	($3)	($2)	($1)	($0)
Change in Net Working Capital	($12)	($4)	($14)	($14)	($13)	($23)	($21)	($26)	($27)	($5)	($4)	($4)	($4)	($4)	($4)	$73	$31	$15	$8
Unlevered Free Cash Flow(4)	($160)	($56)	($115)	($178)	($124)	$7	$127	$247	$434	$478	$499	$518	$536	$557	$576	$444	$217	$107	$53

(1)

Risk-Adjusted Non-GAAP Total Net Revenue includes tiered royalty rates of 5-10% on all product sales (assumes ex-U.S. and chronic kidney disease (“CKD”) fixed dose combination (“FDC”) partners pay royalties on their own sales in addition to 15% royalty paid to CinCor), and assumes a probability of success of 70% for treatment resistant hypertension (“rHTN”), 15% for uncontrolled hypertension (“uHTN”), and 50% for primary aldosteronism (“PA”), 30% for CKD FDC, and 50% for assumed upfront payment from potential ex-U.S. third party partners per CinCor senior management.

(2)

Non-GAAP Operating Income is calculated as risk-adjusted non-GAAP total net revenue, less (i) U.S. cost of goods sold expense, less (ii) milestones owed, less (iii) royalties owed, less (iv) research and development expenses, less (v) U.S. sales expenses, less (vi) U.S. marketing expenses, less (vii) U.S. general and administrative expenses.

(3)	Tax rate of 28%.
(4)

Unlevered Free Cash Flow is calculated as non-GAAP operating income, less (i) taxes expense, if profitable, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Stock based compensation is treated as a cash expense. As instructed by CinCor senior management, Centerview did not offset CinCor’s taxes by net operating losses. Furthermore, unlevered free cash flow did not take into account CinCor’s estimated cash balance or the impact of an assumed future equity raise in 2026. As described in the section below titled “—Opinion of Centerview Partners LLC,” for purposes of the discounted cash flow analysis conducted by Centerview in connection with the delivery of its opinion, CinCor management instructed Centerview to use (a) estimated federal net operating losses and other tax credits of $164 million as of December 31, 2022, and a tax rate of 28%, (b) an estimated cash balance of $500 million as of December 31, 2022, and (c) an assumed equity raise of $300 million in 2026.

6. By removing the table in section (iii) titled “—Certain Financial Projections” on pages 36-37 in its entirety and replacing it with the following:

	2022		2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
Non Risk-Adjusted Non-GAAP Total Net Revenue	—		$100	$50	—	$324	$795	$1,330	$1,908	$2,531	$2,646	$2,754	$2,882	$3,002	$3,110	$3,276	$2,308	$1,005	$503	$257	$134
Risk-Adjusted Non-GAAP Total Net Revenue(1)	—		$85	$43	—	$247	$608	$979	$1,412	$1,876	$1,952	$2,021	$2,103	$2,183	$2,260	$2,385	$1,652	$766	$383	$194	$100
Non-GAAP Operating Income(2)	($86)		($69)	($56)	($209)	($128)	$44	$291	$655	$956	$1,085	$1,123	$1,173	$1,217	$1,263	$1,779	$1,387	$689	$341	$168	$81
Tax Expense(3)	—		—	—	—	—	($11)	($73)	($164)	($239)	($271)	($281)	($293)	($304)	($316)	($445)	($347)	($172)	($85)	($42)	($20)
Depreciation and Amortization	$0		$1	$2	$5	$8	$4	$4	$4	$4	$5	$5	$5	$5	$5	$6	$6	$4	$2	$1	—
Capital Expenditures	($0)		($1)	($2)	($5)	($8)	($4)	($4)	($4)	($4)	($5)	($5)	($5)	($5)	($5)	($6)	($6)	($4)	($2)	($1)	—
Change in Net Working Capital	($4)		($12)	($4)	($14)	($25)	($36)	($37)	($43)	($46)	($8)	($7)	($8)	($8)	($8)	($13)	$73	$89	$38	$19	$9
Unlevered Free Cash Flow(4)	($22	)(5)	($81)	($59)	($223)	($152)	($3)	$181	$448	$671	$806	$835	$872	$905	$939	$1,322	$1,113	$606	$294	$145	$71

(1)

Risk-Adjusted Non-GAAP Total Net Revenue includes tiered royalty rates of 5-10% on all product sales (assumes ex-U.S. and CKD FDC partners pay royalties on their own sales in addition to 15% royalty paid to CinCor), and assumes a probability of success of 85% for rHTN, 70% for uHTN, and 50% for PA, 30% for CKD FDC, and 85% for assumed upfront payment from potential ex-U.S. third party partners per CinCor senior management.

(2)

Non-GAAP Operating Income is calculated as risk-adjusted total net revenue, less (i) U.S. cost of goods sold expense, less (ii) milestones owed, less (iii) royalties owed, less (iv) research and development expenses, less (v) U.S. sales expenses, less (vi) U.S. marketing expenses, less (vii) U.S. general and administrative expenses.

(3)	Tax rate of 25%.
(4)

Unlevered Free Cash Flow is calculated as non-GAAP operating income, less (i) taxes expense, if profitable, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Stock based compensation is treated as a cash expense. As instructed by CinCor senior management, Centerview did not offset CinCor’s taxes by net operating losses. Furthermore, unlevered free cash flow did not take into account CinCor’s estimated cash balance or the impact of an assumed future equity raise in 2025.

(5)	Only includes fourth quarter of 2022 (October 1, 2022 to December 31, 2022).

7. By adding the bold text to the below paragraph under section (iv) titled “—Opinion of Centerview Partners LLC—Analysis of Offer Price” in the first full paragraph on page 40 as follows:

“For analytical purposes, assuming that for one CVR, the holders thereof receive a payment equal to $10.00 upon the achievement of the Milestone, based solely on the assessments of CinCor’s senior management as to the probability and timing of realizing the Milestone Payments, as described under the section captioned “—Certain Financial Projections,” and discounted to present value as of December 31, 2022 using a discount rate of 13.0%, which was the mid-point of the discount rates ranging from 12.0% to 14.0% used in the discounted cash flow analysis of CinCor (based on Centerview’s analysis of CinCor’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention, Centerview calculated an illustrative risk-adjusted net present value for one CVR of $4.60.”

8. By adding the bold text to the below paragraph under section (iv) titled “—Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis” in the last paragraph beginning on page 40 as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of CinCor’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of CinCor over the period beginning on January 1, 2023 and ending on December 31, 2041, as set forth in the Projections utilized by Centerview at the direction of CinCor’s senior management and as approved by the Board for use by Centerview as set forth in the section captioned “— Certain Financial Projections,” (ii) an implied terminal value of CinCor, calculated by Centerview by assuming that (as directed by CinCor’s senior management) CinCor’s unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of free cash flow decline of 50% year over year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience, including the nature of CinCor’s business and the industry in which it operates), and (iii) tax savings from usage of CinCor’s estimated federal net operating losses and other tax credits of $164 million as of December 31, 2022 and CinCor’s estimated future federal net operating losses, as provided by CinCor’s senior management, who also instructed Centerview to assume a tax rate of 28%, (b) adding to the foregoing results, CinCor’s estimated cash balance of $500 million as of December 31, 2022, as provided by CinCor’s senior management, and (c) subtracting from the foregoing results, and using the same discount rates, the net present value of the estimated costs associated with an assumed equity raise of $300 million in 2026 at a 10% discount and with a 6% spread, as instructed by CinCor’s senior management. Centerview divided the result of the foregoing calculations by CinCor’s fully diluted outstanding Shares calculated based on approximately 43.8 million outstanding Shares and using the treasury stock method, the dilutive impact of approximately 2.85 million outstanding in-the-money options, approximately 0.06 million restricted stock units, and approximately 2.60 million pre-funded warrants as of January 6, 2023 and as set forth in the Internal Data, resulting in a range of implied equity values per Share of $23.60 to $28.10, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $30.60 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.”

9. By adding the bold text to the second bullet point under section (iv) titled “—Opinion of Centerview Partners LLC—Other Factors” on page 41 as follows:

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of January 6, 2023, which indicated low and high stock price targets for CinCor ranging from $22.00 to $53.00 per Share, with the median of such price targets being $26.00 per Share; and”

10. By adding the bold text and chart to the third bullet point under section (iv) titled “—Opinion of Centerview Partners LLC—Other Factors” on page 41 as follows:

“Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions announced in the past two years involving publicly traded biopharmaceutical companies for which premium data were available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding any contingent consideration, if any) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on such analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50% to 80% to CinCor’s closing stock price on January 6, 2023 (the last trading day before the public announcement of the Transactions) of $11.78, which resulted in an implied price range of approximately $17.65 to $21.20 per Share, rounded to the nearest $0.05. The transactions observed are below:

Announcement Date	Target	Acquiror	Transaction Value (in millions)	Unaffected 1-Day Premium
Nov-22	Imago BioSciences, Inc.	Merck & Co., Inc.	$1,184	107%
Oct-22	Myovant Sciences Ltd.	Sumitovant Pharma Co., Ltd.	$1,765	50%
Oct-22	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	$539	43%
Sep-22	Forma Therapeutics Holdings, Inc.	Novo Nordisk A/S	$698	49%
Aug-22	Aerie Pharmaceuticals, Inc.	Alcon Inc.	$903	37%
Apr-22	Sierra Oncology, Inc.	GSK plc	$1,689	39%
Feb-22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	$563	54%
Jan-22	Zogenix, Inc.	UCB S.A.	$1,390	66%
Nov-21	Dicerna Pharmaceuticals, Inc.	Novo Nordisk A/S	$2,726	80%
Oct-21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	$557	47%
Sep-21	Kadmon Holdings, Inc.	Sanofi S.A.	$1,816	79%
Aug-21	Trillium Therapeutics Inc.	Pfizer Inc.	$2,004	204%
Aug-21	Translate Bio, Inc.	Sanofi S.A.	$2,581	30%
Jun-21	Constellation Pharmaceuticals, Inc.	MorphoSys AG	$1,375	68%
Mar-21	Five Prime Therapeutics, Inc.	Amgen Inc.	$1,591	79%
Feb-21	Pandion Therapeutics, Inc.	Merck & Co., Inc.	$1,646	134%
Feb-21	Viela Bio, Inc.	Horizon Therapeutics PLC	$2,670	53%

	Median		$1,591	54%”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CINCOR PHARMA, INC.

By:	/s/ Marc de Garidel
Name:	Marc de Garidel
Title:	Chief Executive Officer

Dated: February 15, 2023